KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

September 30, 2008

Securites and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Animal Health International, Inc. and, under the date of September 9, 2008, we reported on the consolidated financial statements of Animal Health International, Inc. and subsidiaries (the Company) as of and for the years ended June 30, 2008 and 2007, and the effectiveness of internal control over financial reporting as of June 30, 2008.  On September 24, 2008, we were dismissed.  We have read the Company's statements included under Item 4.01(a) of its Form 8-K dated September 24, 2008 and we agree with such statements, except that we are not in a position to agree or disagree with Animal Health International, Inc.'s statement that our dismissal was approved by the Audit Committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP